



ADB

Our Ref: TR/150.01/ML-18-008
Your Ref: SEC File No. 83-2
17 May 2018

File Desk, Room 1004
United States Securities &
Exchange Commission
100 F. Street, NE
Washington DC 20549

SEC Mail Processing

MAY 21 2018

Washington, DC

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2(a)

With reference to our letter dated 12 February 2018 submitting our report for the quarter ending 31 December 2017 filed in accordance with captioned Regulation, enclosed are two (2) copies of the Bank's Annual Report which was approved on 5 May 2018 by the Bank's Board of Governors at its 51st Annual Meeting.

Moving forward, we would also like to send the link to ADB's periodic financial reports through email. In this regard, may we kindly request you to provide us your email address at TDFD_Documentation@adb.org.

Sincerely,

MICHAEL T. JORDAN
Assistant Treasurer

Encl.: a/s

Cc: Mr. Jeffrey Karpf
Ms. Elizabeth Chang
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Mr. Christopher Stephens
General Counsel

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
www.adb.org